UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTEGRA BANK CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	35-1632155

(State of incorporation	(I.R.S. Employer
or organization)	Identification No.)

P.O. Box 868
Evansville, Indiana	47705-0868

(Address of principal executive offices)	(Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
NONE	NONE

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

     Securities Act registration statement file number to which this form relates: Not Applicable

     Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Junior
Participating Preferred Stock, no par value

(Title of Class)

     This Form 8-A/A is being filed to reflect the amendment of the shareholder rights plan of the registrant, Integra Bank Corporation, an Indiana corporation (the “Company”). The following Items 1 and 2 replace Items 1 and 2 in the Company’s Form 8-A filed with the Securities and Exchange Commission on July 31, 2001 (File No. 0-13585).

Item 1. Description of Registrant’s Securities to be Registered.

     On July 18, 2001, the Board of Directors of Integra Bank Corporation (the “Company”), adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt, and to protect against market accumulators who may be interested in putting the Company “into play.” The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders.

     To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding common share (the “Common Shares”) of the Company. The dividend was paid on July 30, 2001 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, no par value (the “Preferred Shares”), at a price of $75.00 per one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 18, 2001, as amended and in effect from time to time (the “Rights Agreement”), between the Company and Integra Bank N.A., as Rights Agent.

     Effective September 15, 2004, the Company executed an amendment to the Rights Agreement (the “Amendment”) to eliminate the continuing director or so-called “dead-hand” provisions. Previously, these provisions prevented the Company from taking certain actions under the Rights Agreement (such as amending the Rights Agreement or, in some cases, redeeming the Rights) without approval from a majority of the “Continuing Directors.” “Continuing Director” was defined generally to mean any director of the Company who was not an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as those terms are defined in the Rights Agreement) and who either (1) was a director on July 18, 2001, or (2) subsequently became a director and whose nomination for election or election was recommended or approved by a majority of the Continuing Directors then serving on the Board of Directors. As a result of the Amendment, actions which previously required approval by a majority of the Continuing Directors now instead require approval solely by the Board of Directors.

Rights Attach to Common Shares Initially

     Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

•	the Rights are not exercisable;

•	the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

•	new Common Shares certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

•	the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

Distribution of Rights

     Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the “Distribution Date.” The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors):

•	the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding Common Shares (thereby becoming an “Acquiring Person” under the Rights Plan); or

•	such date as may be determined by the Board of Directors of the Company after the commencement or announcement of a tender or exchange offer by a person or group for 15% or more of the outstanding Common Shares.

     Acquisitions by the following persons will not result in the person becoming an Acquiring Person: the Company, any subsidiary or employee benefit plan of the Company or any other person approved in advance by the Board of Directors.

     After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company’s right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

Right to Purchase Company Stock

     If a person or group acquires 15% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company’s redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, one one-hundredths of a Preferred Share or other similar securities of the Company) having a value equal to two times the purchase price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares or their equivalent at a 50% discount.

     For example, at the purchase price of $75.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $150.00 worth of Common Shares (or their equivalent) for $75.00. Assuming a value of $25.00 per Common Share at such time, the holder of each valid Right would be entitled to purchase six Common Shares (or their equivalent) for $75.00.

Right to Purchase Acquiring Person Stock

     Alternatively, if, in a transaction not approved by the Board of Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company’s redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company’s common stock at a 50% discount.

Exchange of Company Stock for Rights

     At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share (or a share or interest in a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption

     The Rights are redeemable by the Company in whole but not in part at a price of $0.01 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price.

Expiration of Rights

     The Rights will expire on July 18, 2011 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

Amendments

     As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

Miscellaneous

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

     Until a Right is exercised, a Rights holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Copies of the Rights Agreement and the Amendment are included as exhibits hereto. Copies of the Rights Agreement and the Amendment are available to Rights holders free of charge upon request to the Corporate Secretary of the Company.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are hereby incorporated herein by reference.

Item 2. Exhibits.

     The following exhibits are filed as a part of this Registration Statement.

EXHIBIT NO.	DESCRIPTION
4.1	Rights Agreement, dated as of July 18, 2001, between Integra Bank Corporation and Integra Bank N.A., as Rights Agent. The Rights Agreement includes the form of Articles of Amendment setting forth terms of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated July 18, 2001).

4.2	First Amendment to Rights Agreement, dated as of September 15, 2004, between Integra Bank Corporation and Integra Bank N.A., as Rights Agent.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTEGRA BANK CORPORATION

Date: September 16, 2004

	By:	/s/ Charles A. Caswell
Charles A. Caswell
Executive Vice President And Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Rights Agreement, dated as of July 18, 2001, between Integra Bank Corporation and Integra Bank N.A., as Rights Agent. The Rights Agreement includes the form of Articles of Amendment setting forth terms of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated July 18, 2001).

4.2	First Amendment to Rights Agreement, dated as of September 15, 2004, between Integra Bank Corporation and Integra Bank N.A., as Rights Agent.